FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2014

       Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on May 21, 2014 after the announcement of Registrant's results for the first quarter 2014.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680, 333-160683 and no. 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 22, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel and Corporate Secretary

Gilat First Quarter 2014 Conference Call Script
May 21, 2014

Operator

Ladies and gentlemen, thank you for standing by. Welcome to Gilat’s First Quarter 2014 Results Conference Call. All participants are present in listen-only mode. Following the management’s formal presentation, instructions will be given for the question-and-answer session. For Operator assistance during the conference, please press *0. As a reminder, this conference is being recorded, May 21, 2014.

I would now like to turn the call over to Philip Carlson of KCSA to read the Safe Harbor statement. Philip, please go ahead.

Philip Carlson

Thank you. Good morning and good afternoon everyone. Thank you for joining us today for Gilat’s first quarter results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, May 21 until May 23 at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call, which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

With that said, on the call today is Erez Antebi, Gilat’s Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez Antebi

Thank you, Phil, and good day everyone. I would like to begin by providing a high level overview of the first quarter results, and then discuss the business. Following my comments, Yaniv will discuss our financial results. I will then summarize and open the call for questions.

Our revenues for the first quarter of 2014 were $50.9m, compared to $55.7m in the fourth quarter of 2013. The revenue decline is attributed to two projects that were completed: our previous project in Colombia which ended in Q4 2013 and completion of installing all 48,000 VSATs in NBN FRSS project. I will point out that in Colombia we were awarded a new project at the end of 2013 where we will begin to provide internet services to schools.  This project will start generating revenues in the second half of 2014.

In Australia, we are now continuing the operations phase of the project. NBN has yet to make a decision whether or not to expand services under the FRSS, and if so by what means and to what extent

In this quarter we see the Commercial and Defense divisions improved their profitability when compared to the fourth quarter of 2013. We are also starting to see the results of the cost cutting efforts implemented last year.  As a result we see an increase of our non-GAAP gross margin to 42% up from 39% in the fourth quarter of 2013 and a non-GAAP operating income of $0.5M compared to an operating loss of $0.1M in the fourth quarter 2013.

On GAAP basis, our gross margin was 39%, up from 36% in the fourth quarter. Our GAAP Operating loss for the first quarter was $1.5 million as compared to an operating loss of $2.7 million in the fourth quarter of 2013.

I will now discuss some of our business highlights for the quarter.

Let’s start with the commercial division and the strategic focus for the division - delivering broadband internet access for consumers and enterprises based on Ka Band and High Throughput satellites.

During the quarter, we had an important announcement of our partnership with Inmarsat to provide new ground services on their Global Express, or GX, satellites.

For those less familiar with Inmarsat's GX fleet, it is comprised of four high throughput satellites, the first of which has already been launched providing global Ka Band capacity.

Gilat will be providing a suite of fixed GX land terminals and network management services. These will be made available to Inmarsat’s Value Added Resellers, enabling them to address their prospects and opportunities. We expect GX service to start at the beginning of 2015.

In Europe, we continued to expand with SES broadband service, using their new ASTRA 2E satellite. The satellite entered into commercial service in the middle of the first quarter. It enables the delivery of broadcast and broadband services in Europe, the Middle East and Africa, and we have signed up new ISPs in Germany and Italy; both countries are new markets for Gilat with SBBS. The ISPs are using the Ka Band capacity to offer services of up to 20 Mbit/s download speeds, and are targeting private households and small businesses.

In the first quarter, we also announced a partnership with THAICOM to launch a service that will provide customers across the Asia Pacific region with an integrated satellite connectivity solution. This comprises of Gilat’s SkyEdge II-C VSAT satellite ground equipment and THAICOM 4 iPSTAR high throughput satellite. We have just begun our joint marketing efforts together with THAICOM and we see a strong pipeline of potential business. We hope to be able to announce deals in the coming quarters as a result of this partnership.

We believe our ability to win these business partnerships is a strong testament to our leadership and abilities in the Ka-Band and high throughput satellite market.

In the first quarter, we announced the launch of Capricorn, our new high performance VSAT and the newest expansion of our SkyEdgeII-c family of products. This terminal will support download speeds of 200Mbps and upload speeds of 20Mbps, integrated with advanced features such as acceleration, compression and encryption. It offers a more efficient, cost-effective solution for the service provider.

We see the Capricorn as the fastest TDMA VSAT in the market. The unprecedented data rates made possible with the Capricorn open up new opportunities for satellite communications. Last-mile connectivity is continuously growing at a fast pace. While 10Mbps or 20Mbps may seem high-speed connectivity today, we see customer demands for even higher speeds. Our technological innovation in the Capricorn VSAT enables services not feasible today. We expect it to be used in high performance networks, such as for Next Generation residential customers, high-end enterprises, education projects, and LTE backhaul.

I would like to say a few words about LTE and cellular backhaul. LTE, which is a fourth generation cellular technology, provides a single handset over 100Mbps. The technology is still not widely deployed outside urban regions. However, we are gradually seeing the expansion of LTE to more remote regions, and as a result we see requests for satellite based backhaul of fourth generation base-stations.

To support these regions, VSAT performance needs to be extremely high – 100Mbps or even 200Mbps. Also, the variability or “bursts” of the traffic is also a critical factor. We believe this is a distinct advantage for our TDMA based solution, which can allocate capacity between base-stations where needed, while at the same time support very high download rates. Given our significant technological advantage over the competition in this area, we are optimistic regarding the potential for the Capricorn.

Now let’s discuss our enterprise business.

We continued to secure new customers and expand existing relationships for other commercial projects during the quarter.

In Southeast Asia, we signed several expansion deals with service providers. We also signed a contract for a new network in New Zealand, replacing a competitors’ VSAT solution. This network is targeting residential and business customers. One interesting deal is with an Asian operator providing cellular backhaul services in Peru.

Another new customer is TV Azteca which is providing satellite connectivity to schools in Colombia. TV Azteca will provide services similar to what we are providing in Colombia, but in other regions of the country. We also had expansions by Telefonica Peru, a long-time customer of ours, who is using our VSATs for cellular backhaul.

In Brazil, we have received additional orders for the turnkey rural telephony solutions I mentioned last quarter. We expect to see more orders from this project as the implementation continues during 2014.

In the first quarter, we announced CellEdge – our solution for small cells and I would like to explain the difference between CellEdge and cellular backhaul we have been providing for some time now.

A cellular network is typically built of base stations provided by telecom vendors like Huawei, Siemens, Ericsson, and others. When these base stations are located in remote areas, connecting them to the core network may be done by satellite, and Gilat provides the VSATs and ground equipment to do that. In the case of CellEdge, Gilat provides the base-station, together with the satellite connectivity, tower, energy and other related services. So this offering is more comprehensive and complete for the mobile network operator. We have designed CellEdge for coverage of more rural areas where the needs are different than urban: capacity requirement is smaller, energy and logistics can be challenging.  Since we have the capabilities to execute projects in remote areas, our value proposition to the operators is essentially “tell us where you want coverage and we will make it happen cost effectively”

I am happy to announce that we received our first order for CellEdge by a leading mobile operator in Brazil. This order is very significant in that it validates our view that mobile network operators see value in an integrated offering of a small cell with VSAT connectivity. It also validates that Gilat can offer such cellular solutions to a leading mobile network operator.

We see cellular services to underserved areas as a growing market where we believe there’s an increasing opportunity for Gilat. Our small cell solutions-over-satellite are designed specifically for rural areas with populations as low as several thousand people.

We now turn our attention to the defense division.

We see the situation in the defense sector improving compared to 2013. There seems to be more visibility for programs in the US compared to 2013.We have received a good flow of new orders in the first quarter, and we see an improved sales funnel into the future.

Outside of the US, we are seeing increased interest by countries in zones of heightened tensions, such as Central and Eastern Europe and South-East Asia. As such, in the first quarter, we were awarded a deal by the Ministry of Defense of a South East Asian country for a SkyEdge II hub and a range of terminals.

To support the growing market potential, we are continuing to work on new and innovative products in the defense division. During the first quarter we announced the availability of our new 50W Ka BUC. It performs more efficiently and at a higher level than our previous product, in a package that is half the size. For example, this BUC draws less power and emits less heat. As a result, it improves system reliability and lowers lifecycle costs for the integrator.

We also launched the StealthRay 300X-M low-profile X-band antenna. X-Band is used by defense agencies for various applications. The product’s compact size enables its deployment in small platforms, in the air, land and sea. It is the latest addition to the StealthRay 300 family and our growing portfolio of low-profile On-the-Move solutions, which we believe are the most comprehensive in the industry.

About two weeks ago we announced a suite of solutions specifically targeted for unmanned platforms, called BlackRay. These solutions are based on our existing on-the-move modems, high performance BUCs and either our low profile antennas or our new parabolic antennas. Gilat BlackRay terminals are one of the smallest and most compact terminals available on the market. The small size and light-weight of the BlackRay terminals increases the operational range of these UAVs.

We are proud to announce that another leading integrator has recently chosen our BlackRay terminal for their UAV. This is a testament to the value of the integrated terminal for such applications.

We are participating in two UAV tenders that are for Programs of Record in the US DOD, encompassing hundreds of UAVs. On these tenders, we were chosen by major well-known integrators for each opportunity.

We see the growing UAV market as a potential for Gilat. This is especially true as the demand for smaller UAVs with satellite communications grows. This is another segment where we believe we have a strong competitive advantage with our fully integrated terminal, because of its small size and weight.

Historically, satellite communications has been mostly used by airborne platforms. However, lately, there has been an increased demand for unmanned naval vessels as well. We are already working with a system integrator on our BlackRay Marine 250 to be integrated into one such unmanned vessel. The environmental requirements for such terminals are very demanding and we have designed the solution to meet the harsh conditions that they will face at sea.

Our low profile terminals have recently been deployed in missile boats and fast-attack-craft, providing control capabilities to the naval command. I am proud to say that our terminals have been used in combat operations successfully.

The commercial aviation market also continues to be in our focus.

We believe that passengers will require access to the Internet on almost every flight and that cabin connectivity is therefore a growth market. We have been active in this market for a while, providing BUCs to current Ku aviation services through Tecom and Aerosat.  They in turn have been providing their solutions to planes served by ROW-44 and GoGo.  We expect this market, and our part in it, to expand further when Inmarsat Global Express service will start in 2015.  I remind everyone that we are the exclusive provider of BUCs to Honeywell for the GX network, and that Honeywell is the exclusive provider of airborne terminals to the GX network.

Our project with Honeywell is proceeding well and we are meeting our milestones.

I would like to conclude with our services division, which is comprised of Colombia and Peru.

I will begin with Peru. As a reminder, we were awarded a $30 million project with IAL at the end of 2013. The project includes deployment and operation of microwave infrastructure and wireless service to 70 communities along the most remote section of the Amazon River in Peru. We expect to see a significant portion of the implementation of the network as well as initial revenues in the second half of 2014.

Moving to Colombia. Kioscos Vive Digital ,the project we were awarded by MINTIC; the Colombian Ministry of Information Technology and Communication, is valued at $99 million. The project is for the expansion of internet services in rural areas of the country. The project requires a period of deployment, followed by three years of connectivity and educational training services for over 1,900 digital kiosks in two regions. We are proceeding on track with the project implementation, and expect to start generating revenues from this project in the second half of the year.

To summarize the services division, we believe that 2014 holds a lot of potential and we expect to see revenues from these two deals which I just discussed in the second half of 2014.

That concludes our business overview. I would now like to turn the call over to Yaniv Reinhold, our CFO who will review the financials. Yaniv, please?

Yaniv Reinhold - Gilat Satellite Networks Ltd. - CFO

Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718 amortization of intangible assets resulting from the purchase price allocation, restructuring costs and net income orloss from discontinued operations.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the first quarter of 2014.

Revenues for the first quarter of 2014 were $50.9 million, compared to $65.4 million for the same period in 2013. The difference is mostly attributed to the completion of our projects in Colombia and from NBN Co. We have finished the Compartel project in Colombia and have not yet started to generate revenues from the new MINTIC project. This is expected at the second half of 2014. In addition, we had lower revenues from the NBN Co project in Commercial division. We have finished the installations at NBN Co and have not yet received a notification as to whether the project will be expanded beyond 48,000 sites. We continue to generate revenues from the service portion of the project.

On a GAAP basis, our gross margin this quarter reached approximately 39.3% compared to approximately 34.8% in the comparable period last year. As we have mentioned over the past few quarters, our gross margin is affected by the regions in which we operate and the types of deals we recognize. The increase in our gross margin this quarter was primarily due to two reasons. The first is due to the mix of deals with a higher margin and the second is due to our cost reduction in COGs.

Gross R&D expenses on a GAAP basis were $7.2 million this quarter compared to $7.6 million in the same quarter of 2013. The decrease in R&D expenses reflects our reduction in fixed expenses resulting from the integration efforts and growing synergies within the divisions. We are continuing to invest substantial funds in R&D to support our strategy in Ka-Band and on-the-move applications.

Moving to selling, marketing, general and administrative. On a GAAP basis, expenses for the quarter remained relatively constant at $14.6 million compared to $14.4 million for the same quarter last year. We experienced higher variable expenses and they were offset by a reduction in fixed expenses.

Operating loss on a GAAP basis was $1.5 million in the first quarter of 2014 compared to operating income of $1.1 million in the comparable quarter of 2013.

We regularly use supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance.  On a non-GAAP basis, operating income was $0.5 million in the first quarter of 2014 compared to operating income of $3.0 million in the comparable quarter of 2013.

On a GAAP basis, net loss for the quarter was $2.7 million or a loss of $0.06 per diluted share compared to net loss of $2.4 million or a loss of $0.05 per diluted share in the same quarter of 2013.

As of March 31, 2014, our total cash balances, including restricted cash, net of short-term bank credits, decreased to $76.4 million. This was mainly due to our investments in the IAL project in Peru and the MINTIC project in Colombia, as we anticipated.

Our shareholders' equity at the end of the quarter totaled $224.2 million.

That concludes our financial review for the quarter, and now I would like to turn the call back to Erez. Erez?

Erez Antebi

Thank you Yaniv.

Before I begin my summary, I would like to remind you of some corporate updates from this quarter. Amiram Levinberg, one of the founders of the company and Chairman of the Board has decided to step down from his position. I would like to thank Amiram for the long period we worked together and for his contribution to the company over many years.

Dov Baharav was elected as the new Chairman of the Board of Gilat. Mr Baharav served as a CEO of Amdocs and Chairman of the Board of Israel Aerospace Industries, in addition to numerous other senior executive positions. I speak for the entire management team when I say we are happy to have him as part of our team and wish Dov success in his new position.

Additionally, in the first quarter of 2014 FIMI acquired approximately 2.1 million shares from York. FIMI is now the largest stakeholder of Gilat at 23.2%.

And to my summary.

This quarter we announced two important partnerships in the Ka-Band and HTS market. One with Inmarsat GX and the second with THAICOM iPSTAR.  We saw a steady flow of deals in the commercial division and are optimistic regarding our new products. Two promising products are the Capricorn VSAT and CellEdge small cell solution. We also had our first significant sale of CellEdge to a leading mobile operator.

In the defense division, we announced new products targeting unmanned platforms. Our products have been chosen by another UAV system integrator, and our maritime terminals were deployed in combat operations. There is more visibility of the US DOD budget, and growth of demand in the International defense market.

Our service operations in Peru and Colombia are on track with their plans for the year.

Looking at the year in general;

When planning the budget for 2014, we estimated a stronger (…) half for the year. The growth in the second half is expected to come from two main factors:

First, growth in revenues from the projects in Peru and Colombia which we expect to see in the second half of 2014. And second, growing commercial and defense activity.

We are starting to see an improvement in the profitability of our Commercial and Defense divisions and the effects of the cost cutting steps we took last year. These are reflected in our gross margins as well as in our operating expenses.

We are confident we are on track to meet our management objectives for the year, which we previously stated achieving revenues in the range of $240 million to $245 million and EBITDA margin levels of approximately 9%.

That concludes our review. We would now like to open the floor for questions. Operator, please.

Operator:
Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. The first question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger:
Yes, good morning and good afternoon gentlemen and thank you for excellent results. I have two questions. Excuse me. Question number one concerns the Eastern European area, with regards to its current political instability. Will this help or hurt the Gilat’s prospects and its market sectors? And number two question, is that India’s political climate’s changing to a new leadership. How will that impact, if at all, Gilat’s business in that region?

Erez Antebi:
Regarding Eastern Europe, I think that it’s, first of all, you know, to answer both your questions, it’s a bit early to tell what the exact impact will be. But, we are seeing in Eastern Europe, we are seeing , more, I would say, interest in our defense products, as they are looking, because they are seeing higher tensions, and they are looking at what they are doing, what they are going to do with their defense budgets. And they are looking towards probably increasing them, and therefore we are seeing more interest from that area. So, potentially it could help our business there. Regarding India, there was a new government elected, but I think that it was, it’s very recent, and it’s too early to tell. We hope it will be positive, but we have no way of knowing.

Gunther Karger:
Oh thank you, I was wondering, regarding India, the reason I asked the question about India is because the new leadership is said to be more friendly toward business, more friendly toward business from other countries, and that’s the reason I was asking my question.

Erez Antebi:
I understand. We read the same newspapers, we also see that’s the, that’s what they are set to be, but it’s just, you know, the new government just stepped in, and we don’t know yet what will actually happen on the ground. So, we’re hopeful, but that’s all we can be.

Gunther Karger:	Thank you very much Erez and good luck.

Erez Antebi:	Thank you.

Operator:
If there are any additional questions, please press *1. If you wish to cancel your request please press *2. Please stand by while we poll for more questions. There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-326-9310. In Israel please call 03-9255900. Internationally please call 972-3-9255900. Mr. Antebi would you like to make your concluding statement?

Erez Antebi:	I would just like to thank everyone for participating. We appreciate the time and we appreciate the attendance. Thank you very much and hope to see you soon on the next call.

Operator:	Thank you. This concludes Gilat’s first quarter 2014 results conference call. Thank you for your participation, you may go ahead and disconnect.